Exhibit 99.1

BCE Inc.

Annual General Meeting of Shareholders

April 29, 2021

Report of Voting Results

At the Annual general meeting of shareholders of BCE Inc. (the “Corporation”) held on April 29, 2021 (the “Meeting”), and in accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following matters were voted on.

1.	Election of Directors

Each of the following 14 nominees was elected as a director of the Corporation:

Nominee	Votes For	%	Votes Witheld	%

Mirko Bibic	344,565,474	98.95%	3,661,338	1.05%

David F. Denison	342,148,007	98.25%	6,078,238	1.75%

Robert P. Dexter	334,085,514	95.94%	14,140,503	4.06%

Ian Greenberg	343,802,874	98.73%	4,423,143	1.27%

Katherine Lee	346,446,607	99.49%	1,779,638	0.51%

Monique F. Leroux	335,672,234	96.39%	12,553,783	3.61%

Sheila A. Murray	334,076,539	95.94%	14,149,478	4.06%

Gordon M. Nixon	346,168,243	99.41%	2,057,774	0.59%

Louis P. Pagnutti	342,641,177	98.40%	5,584,840	1.60%

Calin Rovinescu	346,308,754	99.45%	1,917,263	0.55%

Karen Sheriff	346,321,463	99.45%	1,904,554	0.55%

Robert C. Simmonds	345,556,101	99.23%	2,669,916	0.77%

Jennifer Tory	346,305,552	99.45%	1,920,465	0.55%

Cornell Wright	346,300,865	99.45%	1,925,152	0.55%

2.	Appointment of Auditors

Deloitte LLP was appointed as the Corporation’s Auditors.

Votes For:	352,028,150 (95.13%)
Votes Withheld:	18,011,474 (4.87%)

3.	Advisory Resolution on Executive Compensation

Votes For:	329,091,352 (94.51%)
Votes Against:	19,132,979 (5.49%)